UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
Items approved at the Meeting of Shareholders held on September 30, 2015:
1.	Distribution of Profits
2.	Members of the Board of Directors
3.	Ex-dividend dates

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Meeting of Shareholders held on September 30, 2015, has:

1.	Approved the company’s separate financial statements, management report and other attachments, for the six-month period ended on June 30, 2015. It further approved the following distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD ENDING ON JUNE 30, 2015

MEETING OF SHAREHOLDERS

Net Income			1,104,596,557,518.67

With tax benefit		1,104,596,557,518.67
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the Meeting
of Shareholders			4,563,263,552,369.02
With tax benefit		3,993,116,872,212.69
Without tax benefit		570,146,680,156.33

Total amount available for disposal of the Meeting of
Shareholders			5,667,860,109,887.69

To distribute a cash dividend of $ 4,90 per share per
month from October 2015 to March 2016, including
those two months, over 22,281,017,159 outstanding
shares as of the date of this meeting, as follows:
			655,061,904,474.60

With benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10)
days of each month according to applicable regulations.
In accordance with article 2.23.1.1.4 of Decree 2555 of
2010 (modified by Decree 4766 of 2011) and the
regulations of the Colombian Stock Exchange, dividends
for the month of October 2015, will be paid from the
fourth trading day following the date in which the
Meeting of Shareholders approves the distribution of
profits, which is from October 6. In this month, dividends
will be paid until October 15.

Occasional reserve at the disposal of the Meeting of
Shareholders			5,012,798,205,413.09

Total with tax benefit
Year 2015 - First Semester-with tax benefit:	1,104,596,557,518.67
Accumulated - with tax benefit	3,338,054,967,738.09	4,442,651,525,256.76

Total without tax benefit
Year 2015 - First Semester - without tax benefit	0
Accumulated - without tax benefit	570,146,680,156.33	570,146,680,156.33

TOTAL			5,667,860,109,887.69

2.	Elected the members of the Board of Directors of the company for the period comprised between September 30, 2015 and March 31, 2016, as follows:

PRINCIPALS	ALTERNATES

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez (*)	Fabio Castellanos Ordóñez (*)
Luis Fernando Ramírez Acuña (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent directors (for Colombian law purposes)

3.	The following will be the ex-dividend dates according to the approved distribution of profits, approved by the Meeting of Shareholders on September 30, 2015:

Ex-Dividend dates from October 2015 to March 2016*
Month	Initial ex-dividend date	Final ex-dividend date
October, 2015	09.30.2015	10.06.2015
November, 2015	10.27.2015	11.03.2015
December, 2015	11.25.2015	12.01.2015
January, 2016	12.28.2015	01.04.2016
February, 2016	01.26.2016	02.01.2016
March, 2016	02.24.2016	03.01.2016

*Ex-Dividend period calculated under Colombian regulation and the Colombian Stock Exchange Manual. Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel